
October 16, 2023

Alice Chang
Chief Executive Officer
Perfect Corp.
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan

> **Re: Perfect Corp.**
> **Registration Statement on Form F-3**
> **Filed October 3, 2023**
> **File No. 333-274835**

Dear Alice Chang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Jeffrey Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ching-Yang Lin